Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2012 Second Quarter Results

ASML confirms steady sales for the remainder of the year

VELDHOVEN, the Netherlands, July 18, 2012 - ASML Holding N.V. (ASML) today publishes 2012 second quarter results.

•	ASML on track for 2012 second half sales between EUR 2.2 and 2.4 billion

	Q2 2012	Q1 2012
Net sales	1,228	1,252
...of which service and field option sales	243	202
New systems sold (units)	42	47
Used systems sold (units)	2	5
Net bookings, excluding EUV	949	865
Net bookings, excluding EUV (units)	43	36
ASP of booked systems, excluding EUV	22.1	24.0
Systems backlog, excluding EUV	1,503	1,598
Systems backlog, excluding EUV (units)	55	56
Gross margin excluding EUV	43.2%	43.3%
Gross margin	43.2%	41.8%
End-quarter cash and cash equivalents and short-term investments	2,702	2,953
Net income	292	282
EPS (in euro)	0.71	0.68
(Figures in millions of euros unless otherwise indicated)

Outlook

“We executed H1 2012 as planned and expect sales to remain steady in the second half,” said Eric Meurice, President and Chief Executive Officer of ASML. “The second half revenue level is expected to be between EUR 2.2 billion and 2.4 billion and looks sustained by an increase of NAND memory critical layer systems shipments, stability of DRAM memory systems sales, and slower 28/32 nm Logic in the second half compared with the first half. The exact level of sales achieved in the second half will depend on the strength of NAND pick up, itself fueled by new ultrabook PCs and new smartphone ramps. On the technology front, we expect to ship the first of the NXE:3300, our production-capable Extreme Ultraviolet (EUV) system, by the end of this year or early next year and the rest of our 11 unit order in 2013. These tools will be used for process development. We are furthermore making progress in preparing EUV lithography for 2014 device production, evidenced by customer commitment to purchase four additional production systems for delivery in 2014. This commitment is enabled by the data gathered on source power increase and by steady performance of the six units already in the field,” Meurice said.

For the third quarter 2012, ASML expects net sales of about EUR 1.2 billion, gross margin of about 43 percent, R&D costs at EUR 145 million and SG&A costs at EUR 60 million.

Second Quarter 2012 Highlights

•

To date we have shipped 30 TWINSCAN NXT:1950i systems which can image 230 wafers per hours. In addition, we have started upgrading TWINSCAN NXT:1950i systems at customer manufacturing sites to this productivity level.

•

A TWINSCAN NXT:1950i has exceeded the productivity milestone of more than 5,100 wafers in a single day at a customer manufacturing site, 600 wafers more than the previous record achieved three months ago, underlining the continuing productivity improvements of our platforms for high-volume chip manufacturing.

•

As part of our Holistic Lithography portfolio, our computational lithography unit Brion delivered significant enhancements to its leading Mask 3D models and applications, which are required at the 20 nanometer node and below. The full accuracy of the Brion Mask 3D models can now be realized with virtually zero incremental computational cost versus substantially less accurate thin mask models.

•	Customers have now exposed more than 15,000 wafers on the six NXE:3100 process development systems currently installed.

•	We have exposed the first wafers on the NXE:3300B EUV scanners – the volume production successor of the NXE:3100.

•

We have received customer commitment to purchase four additional NXE:3300 systems, raising the total to 15, as customers are accelerating development and preparing for first semiconductor device production on EUV systems in 2014.

•

With regards to productivity of the EUV source, 50 Watt power capability has been repeatedly demonstrated at a supplier and 105 Watt concept potential has been confirmed in lab experiments, supporting our roadmap to volume production systems starting at 70 wafers per hour. In situ experiments on the NXE:3300 will however still be necessary for full confirmation.

•	ASML has completed the expansion of the EUV cleanroom.

•

On July 9, ASML announced a co-investment program in which customers will potentially contribute up to EUR 1.38 billion over the next 5 years to accelerate the development of 450mm wafer platform and the next generaton of EUV systems, expected to enter volume production in the second half of this decade.

Update on share buy back program

For regulatory reasons, in connection with the Customer Co-Investment Program announced on July 9, 2012, ASML has suspended its share buy-back program from July 10, 2012 until further notice. ASML intends to resume share buy-backs when permitted under applicable regulations.

In 2011 and 2012, ASML has purchased shares for a total amount of EUR 970 million as part of its intention to purchase up to EUR 1,130 million of its own shares within 2 years. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors).

Extraordinary General Meeting of shareholders

Following the announcement of the Customer Co-Investment Program for Innovation on July 9, 2012, ASML will call an Extraordinary General Meeting of shareholders (“EGM”) to be scheduled for September 7, 2012. The convocation for this EGM will be issued on, or about, July 24, 2012.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 10 29 44 290 and the US +1 646 254 3362 (US participants will have to quote the following confirmation code when dialing into the conference: 2604228). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of July 1, 2012, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended July 1, 2012 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether shareholder approval of the Second Issuance and the synthetic buyback at the EGM will be obtained, receipt of regulatory approvals, whether other customers will participate in the program, whether the 450mm and EUV research and development programs will be successful, ASML’s ability to hire additional workers as part of the 450mm and EUV programs described in this release and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.